UNITED STATES

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BRP INC

(Name of Issuer)

COM SUN VTG

(Title of Class of Securities)

05577W200

(CUSIP Number)

Dec 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G/A

CUSIP No. 05577W200

ITEM 1(a).	Name of Issuer.

BRP INC

ITEM 1(b).	Address of Issuer’s Principal Executive Offices.

726 Saint-Joseph Street
Valcourt A8 J0E 2L0

ITEM 2(a).	Names of Persons Filing.

Bank Of Montreal

ITEM 2(b).	Address of Principal Business Office or, if none, Residence.

Bank of Montreal
1 First Canadian Place
Toronto, Ontario, Canada M5X 1A1

ITEM 2(c).	Citizenship or Place of Organization.

Bank Of Montreal is organized under the laws of Canada

ITEM 2(d).	Title of Class of Securities.

COM SUN VTG

ITEM 2(e).	CUSIP Number.

05577W200

ITEM 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b) ☑	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e) ☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

	(f) ☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

	(g) ☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

	(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j) ☑	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

	(k) ☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

ITEM 4.	Ownership.

The information contained in Items 5 – 11 on the cover pages is incorporated herein by reference.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

ITEM 8.	Identification and Classification of Members of the Group.

Not Applicable

ITEM 9.	Notice of Dissolution of Group.

Not Applicable

ITEM 10.	Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 12th day of February, 2021.

BANK OF MONTREAL

/s/ Eric Moss
Eric Moss
Senior Vice President, Deputy General Counsel & Chief Compliance Officer